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Filed by Gart Sports Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Sports Authority, Inc.
Commission File No: 1-13426

CONTACTS:	FOR GART SPORTS COMPANY	FOR THE SPORTS AUTHORITY
	Alexandra Elliott Director of Public Relations T: (303) 863-2633 aelliott@gartsports.com	George Mihalko Vice Chairman Chief Administrative Officer Chief Financial Officer T: 954-677-6360
Thomas T. Hendrickson Executive Vice President Chief Financial Officer T: 303-863-2293

GART SPORTS COMPANY AND THE SPORTS AUTHORITY
ANNOUNCE EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD

        Englewood, Co. and Fort Lauderdale, Fl. (April 3, 2003) Gart Sports Company (Nasdaq: GRTS) and The Sports Authority, Inc. (NYSE: TSA) announced today that the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 with respect to their previously announced plan to merge the two companies expired at midnight on April 2, 2003. The expiration or termination of the Hart-Scott-Rodino waiting period is one of the conditions to closing contained in the merger agreement between the two companies.

        As previously announced, on February 19, 2003, Gart and The Sports Authority signed a definitive merger agreement providing for a merger of equals. Under the terms of the agreement, The Sports Authority stockholders will receive 0.37 of a share of Gart common stock for each share of The Sports Authority common stock they own. Gart intends to file promptly a joint proxy statement/prospectus with respect to the proposed merger with the Securities and Exchange Commission.

        The merger is subject to customary closing conditions, including approval by the stockholders of Gart and The Sports Authority. The companies currently anticipate that the merger will close late in the second or early third calendar quarter of 2003.

        Banc of America Securities acted as financial advisor and Clifford Chance US LLP acted as legal counsel to Gart. Credit Suisse First Boston acted as financial advisor and Morgan, Lewis & Bockius, LLP acted as legal counsel to The Sports Authority.

  ABOUT GART SPORTS COMPANY

        Gart Sports Company, headquartered in Denver, Colorado, is the largest full-line sporting goods retailer in the Western United States. Gart was established in 1928 and offers a comprehensive high-quality assortment of brand name sporting apparel and equipment at competitive prices. Gart operates 180 stores in 25 states under Gart Sports®, Sportmart® and Oshman's® names. Gart's retail websites, located at www.gartsports.com, www.sportmart.com and www.oshmans.com, are operated by GSI Commerce Solutions, Inc. under a license and e-commerce agreement. Gart trades on the Nasdaq National Market under the symbol "GRTS."

  ABOUT THE SPORTS AUTHORITY

        The Sports Authority, Inc., headquartered in Fort Lauderdale, Florida, is the nation's largest full-line sporting goods retailer operating 205 stores in 33 states. The Sports Authority's retail website, www.thesportsauthority.com, is operated by GSI Commerce Solutions, Inc. under a license and e-commerce agreement. In addition, a joint venture with AEON Co., Ltd. operates 38 "The Sports Authority" stores in Japan under a licensing agreement. The Sports Authority is a proud sponsor of the Boys & Girls Clubs of America.

        This announcement may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart's and The Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart and The Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

        Gart and The Sports Authority stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials that will be filed by Gart and The Sports Authority with the SEC. These documents will contain important information, which should be read carefully before any decision is made with respect to the merger. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available for free from the contact persons listed below.

        Gart, The Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies' latest annual reports and annual stockholder's meetings proxy statements as filed with the SEC, including Gart's Proxy Statement for its Annual Meeting held on June 7, 2002 and The Sports Authority's Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

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GART SPORTS COMPANY AND THE SPORTS AUTHORITY ANNOUNCE EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD